# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MacKenzie Realty Capital, Inc., CIK 0001550913
CUSIP: 55453W105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 89 DAVIS ROAD, STE. 100, ORINDA, California (CA), 94563
Date of event which requires filing of this statement: 04/06/2026
Amends the filing with accession number 0001103016-25-000006
Filed by CIK 0001103016
Persons authorized to receive notices and communications: Chip Patterson, 89 Davis Rd. Suite 100, Orinda, California (CA), 94563, 925-631-9100

## Reporting persons
- DIXON ROBERT E (CIK 0001103016): type of reporting person: individual (IN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF), working capital (WC), other (OO); sole voting power 54,241; shared voting power 92,424; sole dispositive power 54,241; shared dispositive power 92,424; aggregate amount beneficially owned 146,665 (7.46% of the class)
  Comment: (1) The number of shares reported as beneficially owned is as of April 6, 2026. The shares reported consists of (A) 54,241 shares owned directly by the reporting person, as well as (B) 5,569 shares owned by MPF Successors, LP ("MPF Successors") and 86,855 shares owned by MacKenzie Real Estate Advisers, LP ("MREA"), in which the reporting person has a pecuniary interest and as to which the reporting person may be deemed to share voting power and investment power.
  
  (2) The percentage is calculated based on a total of 1,966,400 of the Issuer's shares of common stock outstanding as of February 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MacKenzie Realty Capital, Inc.
Address of issuer's principal executive offices: 89 DAVIS ROAD, STE. 100, ORINDA, California (CA), 94563
Comment: This Amendment No. 2 (Amendment) amends and supplements the statement on Schedule 13D filed on August 21, 2025, as amended (the Original Schedule 13D), relating to the shares of common stock, $0.0001 par value per share (the Shares) of MacKenzie Realty Capital, Inc. (the Issuer). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Residence or business address: 100 Campus Drive
Present principal occupation or employment: West Side, 4th Floor, Suite 410

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total amount of funds required by Reporting Person to acquire the Shares he owns directly was $517,685.65. The total amount of funds required by MREA to purchase its shares was $260,413.30. The shares owned by MPF Successors were received as a distribution-in-kind (and as a result of the dividend reinvestment program since then) with a cost basis of $484,659.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person's total beneficial ownership amounts to 146,665 shares of common stock, constituting approximately 7.46% of the outstanding shares of common stock of the Issuer based upon 1,966,400 shares of common stock of the Issuer outstanding as of February 17, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person possesses the sole power to vote and dispose of 54,241 Shares, which represent 2.76% of the issued and outstanding Shares. The Reporting Person may be deemed to share beneficial ownership of 5,569 shares of Common Stock owned by MPF Successors and 86,855 shares of Common Stock owned by MREA, as to which the Reporting Person may be deemed to share voting power and investment power as one of a number of partners. Although the Reporting Person may be deemed to have beneficial ownership of such shares of Common Stock, neither the filing of this Schedule 13D nor any of the contents hereof shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the shares of Common Stock owned by MPF Successors and by MREA for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: During the past sixty days, the Reporting Person acquired 5,000 shares on February 24, 2026 at $3.64 per share and 10,000 shares on April 6, 2026 at $3.4972 per share.

## Signatures
- DIXON ROBERT E: /s/ Robert Dixon, Robert Dixon, CEO/President (04/07/2026)